UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant
Hudson Pacific Properties, Inc.

2.  Name of person relying on exemption
CalSTRS Investments

3.  Address of person relying on exemption
100 Waterfront Place, 14th Floor
West Sacramento, CA 95605-2807

4.  Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

California State Teachers'
Retirement System
Anne Sheehan, Director of Corporate Governance
100 Waterfront Place, MS-04
West Sacramento, CA  95605-2807
asheehan@calstrs.com

May 1, 2017

Vote "FOR" Proposal No. 6 to Improve HPP's commitment to Board Diversity

Dear Hudson Pacific Properties (HPP) Shareholder,

The California State Teachers' Retirement System (CalSTRS) urges you to VOTE "FOR" Proposal # 6 on the HPP 2017 proxy card which asks the company to prepare a report (at a reasonable expense & omitting proprietary information) on steps Hudson Pacific Properties is taking to foster greater diversity on its Board.

Hudson Pacific Properties (HPP) is a California company that does
NOT have any women directors on its Board.
Growing evidence demonstrates diversity is good for Business.

CalSTRS proposal on behalf of HPP shareholders request the Board prepare a report on steps Hudson Pacific Properties is taking to foster greater diversity on its Board including but not limited to:
1.	Strengthening Nominating and Corporate Governance policies/Charter by embedding a commitment to diversity inclusive of gender, race, and ethnicity;
2.	Committing to include women and underrepresented minority candidates in every pool from which Board nominees are chosen;
3.
Expanding director searches to include nominees from both corporate positions beyond the executive suite and from non-traditional environments including government, academia, and non-profit organizations; and

4.	Reporting on progress and challenges experienced fostering greater diversity.

We believe that in an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to a company's success. In our view, companies combining competitive financial performance with high standards of corporate governance, including board diversity and a high level of board independence, are better positioned to generate long-term value for their shareholders.

Our request does not in any way impede HPP's board to nominate or select the most suitable and qualified candidates for membership on the board. CalSTRS request only asks the board to improve its search and nominating process and provide a stronger commitment to diversity on its Board.

VOTE FOR PROPOSAL NO. 6 on HPP's proxy – meeting is May 24, 2017

Sincerely,
Anne Sheehan,
Director of Corporate Governance, California State Teachers' Retirement System

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.
Our Mission: Securing the Financial Future and Sustaining the Trust of California's Educators